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TALISMAN ENERGY INC. SECOND QUARTER RESULTS

CONFERENCE CALL AND WEBCAST

CALGARY, Alberta (July 14, 2014) – Talisman Energy Inc. will release its second quarter 2014 results on Tuesday, July 29, 2014, before markets open. A conference call and webcast for investors, analysts and media will be held at 1:00 p.m. MT (3:00 p.m. ET) to discuss results. Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management.

To participate in the conference call, please contact the operator 10 minutes prior to the meeting.

Dial in numbers:
1-877-223-4471 (North America)
(647) 788-4922 (Toronto & International)

A live audio webcast of the conference call will be available on Talisman’s website (www.talisman-energy.com). Alternatively, visit: http://www.gowebcasting.com/5299.

Talisman’s second quarter analyst note is available on the website; it provides an overview of the previous quarters’ results and a compilation of relevant public information. http://www.talisman-energy.com/upload/media_element/643/02/tlm-q2-2014-analyst-survey-results---for-web.pdf

Call replay

A replay of the conference call will be available at approximately 5:00 p.m. MT (7:00 p.m. ET) on Tuesday, July 29, 2014, until 11:59 p.m. MT (01:59 a.m. ET) Tuesday, August 5, 2014. To access the replay:

1-800-585-8367 (North America) passcode 57930929 or
416-621-4642 (Toronto & International) passcode 57930929

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Brent Anderson                                                                                                          Lyle McLeod
Manager, External Relations                                                                                     Vice-President, Investor Relations
Phone:                      403-237-1912                                                                              Phone:                      403-767-5732
Email: tlm@talisman-energy.com                                                                             Email: tlm@talisman-energy.com

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